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                           May 1, 2024

       Cong Qu
       Financial Director
       SUPER HI INTERNATIONAL HOLDING LTD.
       1 Paya Lebar Link, #09-04
       PLQ 1 Paya Lebar Quarter
       Singapore 408533

                                                        Re: SUPER HI
INTERNATIONAL HOLDING LTD.
                                                            Registration
Statement on Form F-1
                                                            Filed April 26,
2024
                                                            File No. 333-278940

       Dear Cong Qu:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1

       Super Hi - At a Glance

   1. As requested in comment 3 of our January 12, 2024 letter, please present income from operation margin when
restaurant level operating margin is presented. Also disclose where the
reconciliation between the IFRS amount and non-IFRS amount is presented.
                                                        Refer to Item
10(e)(1)(i) of Regulation S-K.
 Cong Qu
FirstName
SUPER HI LastNameCong  Qu HOLDING LTD.
            INTERNATIONAL
Comapany
May  1, 2024NameSUPER HI INTERNATIONAL HOLDING LTD.
May 1,
Page 2 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Patrick Kuhn at 202-551-3308 or Rufus Decker at 202-551-3769 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Ming Kong